[redacted]

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH, D.C.
189
SECTION

SECUR 11019636 ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 52350

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manchester Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Geiser 612-436-2805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

8665 Hudson Blvd N, Ste 200	St. Paul	MN	55042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim Geiser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manchester Financial Group, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P. Manchester Companies Inc.

Title

Notary Public

LAURA JEAN HAWKINS
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Manchester Financial Group, LLC

(A Wholly Owned Subsidiary of Manchester Companies, Inc.)

Statements of Financial Condition

Years Ended December 31, 2010 and 2009

Assets		2010		2009
Cash	$	14,949	$	11,698
Due from related party		3,183		8,763
Other assets		75		100
Goodwill		29,739		29,739
TOTAL ASSETS	$	47,946	$	50,300
Member's Equity				
Member's equity	$	47,946	$	50,300
TOTAL MEMBER'S EQUITY	$	47,946	$	50,300

See accompanying notes to financial statements.

Manchester Financial Group, LLC

(A Wholly Owned Subsidiary of Manchester Companies, Inc.)

Statements of Operations and Member's Equity

Years Ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Commissions	$ -	$ 203,150
Operating expenses	18,854	215,272
Net income	(18,854)	(12,122)
Member's equity at beginning	50,300	712,848
Capital contribution	16,500	-
Distributions	-	(650,426)
Member's equity at end	$ 47,946	$ 50,300

See accompanying notes to financial statements.

Manchester Financial Group, LLC

(A Wholly Owned Subsidiary of Manchester Companies, Inc.)

Statements of Cash Flows

Years Ended December 31, 2010 and 2009

	2010	2009
Increase in cash:		
Cash flows from operating activities		
Net loss	$ (18,854)	$ (12,122)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Due from related party	5,580	7,433
Other assets	25	1,884
Net cash provided by operating activities	5,605	9,317
Cash flows from financing activities:		
Capital contribution	16,500	-
Net cash provided by financing activities	16,500	-
Net change in cash	3,251	(2,805)
Cash at beginning	11,698	14,503
Cash at end	$ 14,949	$ 11,698
Noncash investing activities:		
Reduction of related-party receivable through equity distribution	-	$ (650,426)

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

Manchester Financial Group, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company and is a wholly owned subsidiary of Manchester Companies, Inc. (MCI). The Company is engaged in mergers and acquisitions, capital raising activities, and financial advisory services in the upper Midwest.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Revenue Recognition

Revenue resulting from consulting fees is recognized in the period the services are provided. Success fees are recognized upon closing a deal.

Due From Related Party

Balances due from related parties are stated at the amount management expects to collect from balances outstanding at year-end. No allowance for doubtful accounts was considered necessary at December 31, 2010 and 2009.

Goodwill

The Company assesses goodwill for impairment at least annually. No impairment adjustment was deemed necessary for the years ended December 31, 2010 and 2009.

Note 1 **Summary of Significant Accounting Policies** (Continued)

Income Taxes

The Company is a sole member limited liability company and, therefore, is not taxed as a separate entity; rather the income or loss is included in the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Subsequent Events

Subsequent events have been evaluated through February 24, 2011, which is the date the financial statements were available to be issued.

Note 2 **Related-Party Transactions**

The Company has an expense sharing agreement with MCI in which MCI pays all expenses and then invoices the Company for the expenses related to the Company's operations. These expenses include, but are not limited to, rent, professional and administrative services, payroll, and supplies. Under the agreement, the Company charged to operating expenses $5,580 in 2010 and $184,799 in 2009. The Company had advances to MCI of $3,183 and $8,763 at December 31, 2010 and 2009, respectively, which are non-interest-bearing and due on demand.

Note 3 **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010 the Company had net capital of $14,949 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010, was 0. The SEC permits a ratio of no greater than 15 to 1. Furthermore, net capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

Additional Information

Manchester Financial Group, LLC

(A Wholly Owned Subsidiary of Manchester Companies, Inc.)

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Net equity:		
Total members's equity	$	47,946
Deductions and/or charges:		
Nonallowable assets:		
Due from related party		3,183
Other assets and goodwill		29,814
Net capital	$	14,949
Aggregate indebtedness:		
Items included in balance sheet	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement:		
Minimum dollar requirement	$	5,000
Excess net capital at required minimum dollar amount	$	9,949
Ratio: Aggregate indebtedness to net capital	$	-

There were no material differences between the audited Computaiton of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010, Par IIA FOCUS filed in January 2011.

WIPFLi LLP

Report of Internal Control Required by SEC Rule 17a-5

Board of Directors
Manchester Financial Group, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Manchester Financial Group, LLC as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

St. Paul, Minnesota
February 24, 2011

WIPFLi LLP

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Manchester Financial Group, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Manchester Financial Group, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including evaluation of the Company's bank statement, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and Company working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and Company working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 24, 2011

Manchester Financial Group, LLC

(A Wholly Owned Subsidiary of Manchester
Companies, Inc.)
Minneapolis, Minnesota

Financial Statements and Additional Information
Years Ended December 31, 2010 and 2009

Manchester Financial Group, LLC

(A Wholly Owned Subsidiary of Manchester Companies, Inc.)

Financial Statements and Additional Information

Years Ended December 31, 2010 and 2009

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
Manchester Financial Group, LLC
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Manchester Financial Group, LLC as of December 31, 2010 and 2009, and the related statements of operations and member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manchester Financial Group, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in the schedules on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

St. Paul, Minnesota
February 24, 2011

WIPFLi LLP
CPAs and Consultants

Wipfli LLP
7601 France Avenue South
Suite 400
Minneapolis, MN 55435
952.548.3400
fax 952.548.3500
www.wipfli.com

February 24, 2011

Manchester Financial Group, LLC
80 South 8th Street
IDS Center Suite 4700
Minneapolis, MN 55416

We have audited the financial statements of Manchester Financial Group, LLC (the "Company") for the year ended December 31, 2010 and have issued our report thereon dated February 24, 2011. Professional standards require that we provide you with the following information related to our audit:

Our Responsibility Under Auditing Standards Generally Accepted in the United States

As stated in our engagement letter dated November 24, 2010, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States. Our audit of the financial statements does not relieve you or management of your responsibilities.

As part of our audit, we obtained a sufficient understanding of the Company's internal control over financial reporting to plan the audit. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Other Information in Documents Containing Audited Financial Statements

The auditor's responsibility for other information in documents containing audited financial statements does not extend beyond the financial information identified in our report, and we have no obligation to perform any procedures to corroborate other information contained in a document. Our responsibility is to read the other information and consider whether such information, or the manner of its presentation, is materially inconsistent with information, or the manner of its presentation, appearing in the financial statements.

We are not aware of any documents or other information containing audited financial statements and, furthermore, management has not requested us to devote attention to any documents containing audited financial statements.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to your representative, James Geiser, in addition to our engagement letter dated November 24, 2010, accepted by James Geiser.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the period under audit.

We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There were no significant transactions that have been recognized in the financial statements in a different period than when the transactions occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from management's expectations.

The disclosures in the financial statements are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole. We proposed no audit adjustments that could, in our judgment, either individually or in the aggregate, have a significant effect on the Company's financial reporting process.

Disagreements With Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. No such disagreements arose during the course of our audit {or describe in detail any disagreements}.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 24, 2011, a copy of which accompanies this letter.

Management Consultations With Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. To our knowledge, management has not obtained any opinions from other independent accountants on the application of accounting principles generally accepted in the United States which would affect the Company's financial statements or on the type of opinion which may be rendered on the financial statements.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors for the preceding year. However, these discussions occurred in the normal course of our professional relationship and our responses were not, in our judgment, a condition of our retention.

Internal Control Matters

In planning and performing our audit of the financial statements of the Company, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses; therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We appreciate the opportunity to be of service to Manchester Financial Group, LLC.

This letter is intended solely for the use of management, the Board of Directors and, if appropriate, regulatory authorities and is not intended to be, and should not be, used by anyone other than these specified parties. Distribution of this letter by the specified parties to other third parties does not constitute designation of those third parties as "users" or "specified parties" with respect to this letter or the matters addressed herein, nor does it permit those third parties to use or rely upon this letter for any purpose.

Sincerely,

Wipfli LLP

Wipfli LLP

Enc.

MANCHESTER FINANCIAL GROUP AUDIT REPRESENTATION LETTER

Wipfli LLP
8665 Hudson Blvd N, Ste 200
St. Paul, MN 55042

We are writing at your request to confirm our understanding that your audits of the balance sheets of Manchester Financial Group as of December 31, 2010 and 2009, and the related statements of income and retained earnings and cash flows for the years then ended were made for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Manchester Financial Group in conformity with accounting principles generally accepted in the United States. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States applied on a consistent basis. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audits.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States, and include all disclosures necessary for such fair presentation and disclosures required to be included therein by the laws and regulations to which the Company is subject.

2. We have made available to you:

    a. All financial records and related data.

    b. All minutes of the meetings of shareholders, directors, and committees of directors.

c. Summaries of actions of any recent meetings for which minutes have not yet been prepared.

3. We agree with the adjusting journal entries proposed by you and which are given effect to in the financial statements.

4. I acknowledge my responsibility for the design and implementation of programs and controls to prevent and detect fraud.

5. I have no knowledge of any fraud or suspected fraud affecting the company involving:

   a. Management,

   b. Employees who have significant roles in internal control, or

   c. Others where the fraud could have a material effect on the financial statements.

6. I have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

7. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

8. There are no:

   a. Material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement *FASB Accounting Standards Codification 450.*

   b. Material transactions that have not been properly recorded in the accounting records underlying the financial statements.

   c. Events that have occurred subsequent to the balance sheet dates and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

   d. Violations or possible violations of laws or regulations the effects of which should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

9. I am not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with *FASB Accounting Standards Codification 450* and have not consulted a lawyer concerning litigation, claims, or assessments.

10. Provision, when material, has been made for:

   a. Loss to be sustained in the fulfillment of, or from inability to fulfill, any sales commitments.

b. Loss to be sustained as a result of purchase commitments for inventory quantities in excess of normal requirements or at prices in excess of the prevailing market prices.

c. Loss to be sustained as a result of the reduction of excess or obsolete inventories to their estimated net realizable value.

d. Loss which may be sustained in the collection of notes and accounts receivable.

e. Reduction in investments which have permanently declined in value to their readily realizable values.

11. Our federal and state income tax returns remain open to review through their respective statutory time periods. There are no examinations by such taxing authorities currently in progress and there are no items in dispute as of the date of this letter.

12. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

13. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any material asset been pledged, except as disclosed in the notes to the financial statements.

14. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

15. The Company has identified all accounting estimates that could be material to the financial statements, including the key factors and significant assumptions underlying those estimates, and we believe the estimates are reasonable in the circumstances.

16. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. I understand that near term means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the Company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

17. The following have been properly recorded or disclosed in the financial statements:

a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

b. Guarantees, whether written or oral, under which the Company is contingently liable.

c. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.

d. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and lines of credit or similar arrangements.

e. Agreements to repurchase assets previously sold.

f. Security agreements in effect under the uniform commercial code.

g. Any other liens or encumbrances on assets or any assets which were pledged as collateral for any liability or which were subordinated in any way.

h. Amounts of contractual obligations for plant construction and purchase of real property, equipment, patent or other intangibles not included in the liabilities recorded on the books.

i. Any liabilities which are subordinated in any way to any other actual or possible liabilities of the Company.

j. All leases and material amounts of rental obligations under long-term leases.

k. Key factors and assumptions used in developing accounting estimates.

18. The Company has received a letter of intent from Results International, Inc. for the purchase of the Company for $45,000. This letter of intent is subject to due diligence, but based on the nature of the transaction and the fact that the buyer will be purchasing an inactive shell, we do not believe that there will be any adverse findings in the due diligence and that the $45,000 represents the fair value of the Company.

Sincerely,

Manchester Financial Group, LLC

____

Signed – Kevin Jansen

Jim Geiser, V.P.

Signed – Jim Geiser on behalf of Manchester Companies, Inc

Dated: 2/24/11